                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    RESTATED
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*

                            United Retail Group, Inc.
                            -------------------------
                                (Name of Issuer)

                         Common Stock ($.001 Par Value)
                         ------------------------------
                         (Title of Class of Securities)

                                    911380103
                                    ---------
                                 (CUSIP Number)

            George R. Remeta, 365 West Passaic Street, Rochelle Park,
                             NJ 07662 (201) 909-2110
      --------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 5, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RAPHAEL BENAROYA

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         BK; PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.; ISRAEL

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,886,611
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,886,611

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,886,611

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                       13D


CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GEORGE R. REMETA

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         BK; PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,886,611
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,886,611

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,886,611

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                       13D


CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ELLEN DEMAIO

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         BK; PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,886,611
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,886,611

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,886,611

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                       13D

CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BRADLEY ORLOFF

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         BK; PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,886,611
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,886,611

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,886,611

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                       13D

CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FREDRIC E. STERN

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         BK; PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    -0-
NUMBER OF
SHARES                     8.       SHARED VOTING POWER
BENEFICIALLY                        5,886,611
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           -0-
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER
                                    5,886,611

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,886,611

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

CUSIP No. 911380103

                       RESTATED STATEMENT ON SCHEDULE 13D
 (originally dated July 12, 1993, as amended to and including February 5, 1997)

ITEM 1.  SECURITY AND ISSUER.

                  Common Stock, $.001 par value per share ("Shares") United Retail Group, Inc. (the "Issuer") 365 West Passaic Street Rochelle Park, NJ 07662

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) See Item 1 of the cover pages for the names of the reporting persons.

                  (b) The business address of the reporting persons is:

                  c/o United Retail Group, Inc.
                  365 West Passaic Street
                  Rochelle Park, NJ  07662

                  (c) The present principal occupation or employment of each of the reporting persons is employee of the Issuer. The Issuer operates a chain of retail specialty stores selling large size women's apparel and accessories.

                  (d) None of the reporting persons has been convicted in a criminal proceeding during the last five years.

                  (e) None of the reporting persons has during the last five years been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) See Item 6 of the cover pages for the citizenship of the reporting persons.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The following reporting persons purchased the respective numbers of Shares indicated below from the Company for $1.00 cash per Share in July 1989 and continue to hold the respective numbers of Shares indicated below:

                  Name                Shares Purchased    Shares Held
                  ----                ----------------    -----------

                  Raphael Benaroya        1,500,000        1,500,000
                  George R. Remeta          225,000          225,000
                  Ellen Demaio               25,000           25,000
                  Bradley Orloff             25,000           22,000
                  Fredric E. Stern           25,000           25,000

                  Limited Service Corporation, a subsidiary of The Limited Inc., entered into Repayment Agreements, dated July 17, 1989, with the reporting persons. Pursuant to the Repayment Agreements, Limited Service Corporation made interest payments without any reimbursement on certain loans from Bank of New York ("BONY") ("Purchase Money Loans") obtained by the reporting persons to finance a portion of the purchase price of the Shares they acquired at the time. In August 1994, the reporting persons paid the principal of the Purchase Money Loans and Limited Service Corporation paid the accrued interest at the prime rate. The respective principal amounts of the Purchase Money Loans were: Mr. Benaroya - $1,000,000; Mr. Remeta - $112,500; and each of Ms. Demaio, Mr. Orloff and Mr. Stern - $12,500.

                  Mr. Benaroya borrowed an additional $300,000 from BONY in July 1989 to finance a further portion of the purchase price of Shares. He repaid the loan in three equal annual installments with interest at the prime rate.

ITEM 4.           PURPOSE OF TRANSACTION.

                  All the reporting persons purchased Shares for investment. In addition, Mr. Benaroya purchased Shares in order to obtain representation on the Issuer's Board of Directors.

                  The reporting persons have no plans or proposals that relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the exercise of employee stock options;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act (the "Act"); or

                  (j)  Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of Shares beneficially owned by each reporting person, identifying Shares which there is a right to acquire upon exercise of vested employee stock options, and the percentage of the Shares owned beneficially by each reporting person is as follows:

                                     Outstanding    Vested     Total     %
                  Name               Shares Owned   Options    Number    of Class
                  ----               ------------   -------    ------    --------

                  Raphael Benaroya    1,500,012    1,212,795  2,712,807   20.2%
                  Ellen Demaio           25,000        8,000     33,000    0.3%
                  Bradley Orloff         22,000       10,000     32,000    0.3%
                  George R. Remeta      225,000      248,625    473,625    3.8%
                  Fredric E. Stern       26,300          -0-     26,300    0.2%

                  The reporting persons believe that the other persons who might comprise a group with the reporting persons within the meaning of Section 13(d) (3) of the Act are the beneficial owners of the following shares:

                                                Outstanding      Vested     Total       %
                  Name                          Shares Owned     Options    Number      of Class
                  ----                          ------------     -------    ------      --------

                  Mort Greenberg                     3,500         -0-         3,500       --
                  Limited Direct Assoc. L.P.     2,600,000         -0-     2,600,000       21.3%
                  Cheryl A. Lutz                        79         -0-            79       --
                  Jerry Silverman                    5,300         -0-         5,300       --

                  (b) the persons named in the preceding subsection, together with the Issuer and Centre Capital Investors L.P. ("CCI"), are parties to the Restated Stockholders' Agreement, dated December 23, 1992 (as amended the "Restated Stockholders' Agreement"). The Restated Stockholders' Agreement provides, among other things, that the parties other than the Issuer and CCI shall take such action, including the voting of Shares, as may be necessary to cause the Board to be elected in the following manner:

                  (i) the Board shall consist of nine members, of whom two are persons ("Management Directors") nominated by the Chairman of the Board, two are persons ("LDA Directors") nominated by Limited Direct Associates, L.P. ("LDA") and five are persons ("Public Directors") who are not affiliates of (w) Benaroya,
                  (x) certain executives of the Issuer or (y) Benaroya's or such executives' Permitted Transferees under the Restated Stockholders' Agreement (collectively, "Management Investors") or (z) LDA, named by the Nominating Committee and approved by the Board;

                  (ii) if the holdings of the Management Investors increase to at least 3,010,000 Shares (including at least 500,000 additional Shares acquired by Mr. Benaroya), the Chairman of the Board shall be entitled to nominate one additional Management Director, for a total Board membership of 10, for so long as he and his family continue to hold at least 500,000 Shares, he remains Chairman of the Board and the Management Investors continue to hold at least 2,010,000 Shares, provided, that in the event the number of Shares held by the Chairman (and his family) and the Management Investors falls below 500,000 Shares and 2,010,000 Shares, respectively, the Chairman shall thereafter nominate two persons, rather than three persons, for election as Directors;

                  (iii) in the event of Mr. Benaroya's termination as Chairman of the Board under any circumstances, (x) he shall be entitled to nominate one Director so long as he and his family continue to hold at least 100,000 Shares, (y) one other person, who would otherwise have been nominated by him as a Director, shall be named instead by the Nominating Committee and approved by the Board and (z) if the Board then has 10 members, the Board membership shall be decreased to nine;

                  (iv) the right of LDA to nominate shall be reduced to one Director (but the membership of the Board shall not decrease) if its holding of Shares falls below

                  500,000 Shares but remains above 100,000 Shares and one person, who would otherwise have been nominated by it as a Director, shall be named instead by the Nominating Committee and approved by the Board of Directors; and

                  (v) the rights of Mr. Benaroya and LDA to nominate Directors shall expire if their stockholdings fall below 100,000 Shares and, in the case of Mr. Benaroya, he no longer serves as Chairman of the Board; in which case the Director who would otherwise be nominated by such party shall be named instead by the Nominating Committee and approved by the Board.

                  The Restated Stockholders' Agreement provides that the parties other than the Issuer and CCI shall act together in connection with the election of the Board, the removal of directors and certain amendments to the by-laws of the Issuer. Accordingly, the stockholders of the Issuer who are parties to the Restated Stockholders' Agreement might be deemed to share voting power with respect to all the Shares beneficially owned by them.

                  The voting arrangement under the Restated Stockholders' Agreement described above expires on July 17, 1999.

                  Except for the provisions of the Restated Stockholders' Agreement, each of the reporting persons has the sole power to vote the Shares he owns and believes that the other stockholders of the Issuer who are parties to the Restated Stockholders' Agreement have the sole power to vote the Shares they own.

                  The Restated Stockholders' Agreement contains certain restrictions on transfers of Shares held by the stockholders of the Issuer who are parties to the Restated Stockholders' Agreement but it unconditionally permits sales on the NASDAQ National Market System and donations to charity. Accordingly, the stockholders of the Issuer who are parties to the Restated Stockholders' Agreement might be deemed to share the power to dispose of all the Shares beneficially owned by them. Except for the provisions of the Restated Stockholders' Agreement, each of the reporting persons has the sole power to dispose of the Shares he owns and he believes that the other stockholders of the Issuer who are parties to the Restated Stockholders' Agreement have the sole power to dispose of the Shares they own.

                  Each of the reporting persons disclaims beneficial ownership of the Shares held by all the other parties to the Restated Stockholders' Agreement.

                  In addition to the reporting persons, CCI and the Issuer, the current parties to the Restated Stockholders' Agreement are:

                  (i)      Mort Greenberg
                           6616 Kings Hollow Court
                           Dallas, TX  75248

                  (ii)     Limited Direct Associates, L.P.
                           Three Limited Parkway
                           Columbus, OH  43216

                  (iii)    Cheryl A. Lutz
                           7514 Windbridge Drive
                           Apartment 119
                           Sacramento, CA  95831

                  (iv)     Jerry Silverman
                           3017 Caminito Carboneras
                           Del Mar, CA  92014

                  Mr. Greenberg is retired and is a citizen of the United
                  States.

                  LDA is a Delaware limited partnership. The reporting persons believe that LDA is controlled by The Limited Inc. and they expect that LDA will file a Restated Statement on Schedule 13D with the Securities and Exchange Commission regarding its ownership of Shares.

                  Ms. Lutz is an employee of the Issuer and is a citizen of the United States.

                  Mr. Silverman is an officer of Sweet Factory, Inc., a chain of retail specialty candy shops, with offices at 10343 Roselle Street, San Diego, CA 07016. He is a citizen of the United States.

                  The reporting persons have no reason to believe that Mr. Greenberg, LDA, Ms. Lutz or Mr. Silverman during the last five years has either been convicted in a criminal proceeding or was a party to a civil proceeding before a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (c) None of the reporting persons effected any transaction involving Shares during the last 60 days.

                  LDA has advised the Issuer that it is the beneficial owner of 2,600,000 Shares. It is the holder of record of 2,800,000 Shares.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the reporting persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The reporting persons are parties to the Restated Stockholders' Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint Filing Agreement among the reporting persons (previously filed).

                  2. Restated Stockholders' Agreement, dated as of December 23, 1992, among the Issuer, CCI, LDA and the Management Stockholders (previously filed).

                  3. Amendment No. 1 to the Restated Stockholders' Agreement, dated as of June 1, 1993 (previously filed).

                  4. Form of payment-in-kind promissory note to Bank of New York from George R. Remeta, Ellen Demaio, Bradley Orloff and Fredric E. Stern, respectively (previously filed).

                  5. Promissory Notes from Raphael Benaroya to Bank of New York (previously filed).

                  6. Form of Repayment Agreement between Limited Service Corporation and George R. Remeta, Ellen Demaio, Bradley Orloff and Fredric E. Stern, respectively, is incorporated by reference to Exhibit No. 10.21 to the Issuer's Registration Statement on Form S-1 (Registration No. 33-44499).

                  7. Repayment Agreement between Limited Service Corporation and Raphael Benaroya is incorporated by reference to Exhibit No.
                  10.20 to the Issuer's Registration Statement on Form S-1 (Registration No. 33-44499).

                  8. Form of Pledge Agreement between the Issuer and Jerry Silverman and form of related promissory note to the Issuer (previously filed).

                  9. Form of Variable Interest Installment Note to Marine Midland Bank, N.A.. from Jerry Silverman and form of related Unlimited Continuing Guaranty (previously filed).

                  10. Amendment No. 2 to the Restated Stockholders' Agreement, dated as of February 1, 1997.

SIGNATURE:

         This joint Restated Statement on Schedule 13D is filed on behalf of each of the following stockholders of the Issuer.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Restated Statement on Schedule 13D is true, complete and correct.

         Name                                          Date
         ----                                          ----

         RAPHAEL BENAROYA    *                         February 7, 1997
         _____________________
         Raphael Benaroya

         GEORGE R. REMETA                              February 7, 1997
         _____________________
         George R. Remeta

         ELLEN DEMAIO        *                         February 7, 1997
         _____________________
         Ellen Demaio

         BRADLEY ORLOFF      *                         February 7, 1997
         _____________________
         Bradley Orloff

         FREDRIC E. STERN    *                         February 7, 1997
         _____________________
         Fredric E. Stern

         *By George R. Remeta, as attorney-in-fact pursuant to the power of attorney contained in Exhibit 1 to the Statement on Schedule 13D filed on July 22, 1993.

Attention: Intentional misstatement or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                                EXHIBIT INDEX
                                -------------

     Exhibit No.                      Description
     -----------                      -----------

         1.       Joint Filing Agreement among the reporting persons
                  (previously filed).

         2. Restated Stockholders' Agreement, dated as of December 23, 1992, among the Issuer, CCI, LDA and the Management Stockholders (previously filed).

         3. Amendment No. 1 to the Restated Stockholders' Agreement, dated as of June 1, 1993 (previously filed).

         4. Form of payment-in-kind promissory note to Bank of New York from George R. Remeta, Ellen Demaio, Bradley Orloff and Fredric E. Stern, respectively (previously filed).

         5. Promissory Notes from Raphael Benaroya to Bank of New York (previously filed).

         6. Form of Repayment Agreement between Limited Service Corporation and George R. Remeta, Ellen Demaio, Bradley Orloff and Fredric E. Stern, respectively, is incorporated by reference to Exhibit No. 10.21 to the Issuer's Registration Statement on Form S-1 (Registration No. 33-44499).

         7. Repayment Agreement between Limited Service Corporation and Raphael Benaroya is incorporated by reference to Exhibit No.
                  10.20 to the Issuer's Registration Statement on Form S-1 (Registration No. 33-44499).

         8. Form of Pledge Agreement between the Issuer and Jerry Silverman and form of related promissory note to the Issuer (previously filed).

         9.       Form of Variable Interest Installment Note to Marine
                  Midland Bank, N.A.. from Jerry Silverman and form of related Unlimited Continuing Guaranty (previously filed).

        10. Amendment No. 2 to the Restated Stockholders' Agreement, dated as of February 1, 1997.